DELTASOFT CORP.

91 Portland Road, London,

W11 4LN, United Kingdom

+44 20 3575 1093

deltasoftcorp@protonmail.com

August 22, 2024

Mr. Joseph Kempf

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Deltasoft Corp.

Registration Statement on Form S-1

Filed June 27, 2024

File No. 333-280519

Dear Joseph Kempf,

DELTASOFT CORP. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated July 23, 2024 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on June 27, 2024.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Registration Statement on Form S-1

Description of Business, page 16

1. We note that you received payment from two customers for project development in May and June of 2024. Please revise to describe the services provided to these customers and clarify whether you have any material agreements with these customers. To the extent you have material agreements, please summarize the material terms of the agreements and file them as exhibits. Additionally, revise to describe the current status of your business operations, including whether your platform is operational.

RESPONSE: We have revised the disclosure as follows:

We have entered into and fulfilled three contracts with the following material terms:

1.	Contract #1 Effective Date: 04/25/2024. Our company delivered influencer procurement services for the client within 20 days from the effective date of the contract. The client agreed to pay $6,500.

2.	Contract #2 Effective Date: 05/07/2024. Our company delivered lead generation services within 20 days from the effective date of the contract. The client agreed to pay $7,430.

3.	Contract #3 Effective Date: 06/13/2024. Our company delivered inventory management software for wholesale wood and construction materials within 20 days from the effective date. The client agreed to pay $6,693.

We have summarized the key terms of the agreements with Customer #1 and Customer #2 and filed them as exhibits. Currently, we are at the beginning of a marketing campaign to promote our website platform. We will create additional websites to explain our services and attract our potential customers. Our platform is operational, and we are working on improving and maintaining it.

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2. We note that you entered into an agreement for website and program development with a developer. Please revise to provide a summary of the material terms of this agreement and file it as an exhibit.

RESPONSE: We have revised to provide a summary of the material terms of the program development agreement as follows:

1.	Scope of Work: The Developer will design and develop a software program named "DeltaSoft," an all-in-one platform for project management with AI support.

2.	Deliverables: Fully functional software as per specifications, Documentation including user manuals and system requirements, and Source code and related intellectual property.

3.	Deployment: DeltaSoft will be deployed at deltasoft.work, with the Developer ensuring full operational status and performance standards.

4.	Project Timeline: Detailed in Exhibit C, the project starts on May 5, 2024, and is expected to be completed by July 31, 2024.

5.	Compensation: Total fee: $30,500, with an initial payment of $9,606 due within 5 days of the agreement's effective date, followed by progress payments as outlined in Exhibit B.

6.	Warranties and Liabilities: The Developer warrants the software will function as described for 2 years. The Developer is not liable for indirect damages caused by the software.

Additionally, we have filed the website and program development agreement as an exhibit.

Please direct any further comments or questions you may have to the company at deltasoftcorp@protonmail.com

Thank you.

Sincerely,

/S/ Andrey Novokhatski

Andrey Novokhatski, Director

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